
07005905


SEC MAIL
RECEIVED
PROCESSING
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WASH. D.C.
213
SECTION

SECU... [illegible] ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Beck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Columbia Turnpike
(No. and Street)

Florham Park (City) — New Jersey (State) — 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony G. Simone — (973) 597-5711 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony G. Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Beck & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, CFO

Title



Notary Public

GAIL LYNCH
Notary Public of New Jersey
I.D. # 2076643
Commission Expires 6/11/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ryan Beck & Co., Inc. and Subsidiaries


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
213
SECTION

(An indirect wholly owned subsidiary of BankAtlantic Bancorp, Inc.)

Consolidated Statement of Financial Condition
December 31, 2006

Ryan Beck & Co., Inc. and Subsidiaries
(An indirect wholly owned subsidiary of BankAtlantic Bancorp Inc.)
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Ryan Beck & Co., Inc. and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ryan Beck & Co., Inc. and Subsidiaries (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment".

PricewaterhouseCoopers LLP

February 28, 2007

Ryan Beck & Co., Inc. and Subsidiaries
(An indirect wholly owned subsidiary of BankAtlantic Bancorp Inc.)
Consolidated Statement of Financial Condition
December 31, 2006

(in thousands, except share and per share amounts)

Assets	
Cash	$ 2,320
Cash segregated under Federal and other regulations	97
Securities owned, held at clearing broker, at fair value	112,382
Forgivable loans, net of reserves of $3,052	18,582
Property and equipment, net of accumulated depreciation and amortization	8,173
Due from clearing brokers	15,629
Goodwill	454
Deferred income taxes	16,708
Income taxes receivable	3,433
Other assets	8,782
Total assets	$ 186,560
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at fair value	$ 31,407
Accrued employee compensation and benefits	56,293
Accounts payable and other accrued expenses	10,854
Total liabilities	98,554
Commitments and contingencies (Note 12)	
Stockholder's equity	
Common stock, par value $0.001 per share, authorized 25,000,000 shares; issued and outstanding 8,125,000	8
Additional paid-in capital	38,115
Retained earnings	49,883
Total stockholder's equity	88,006
Total liabilities and stockholder's equity	$ 186,560

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Ryan Beck & Co., Inc. and its Subsidiaries (the "Company" or "Ryan Beck"), Ryan Beck Life Agency and Ryan Beck Executive Tax Advisors, is a wholly owned subsidiary of RB Holdings, Inc. ("RB Holdings"), whose ultimate parent is BankAtlantic Bancorp, Inc. ("BankAtlantic"). All intercompany balances and transactions are eliminated in consolidation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. ("NASD") and other securities exchanges. The Company is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. The Company offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. The Company also provides investment and wealth management advisory services for its customers. As investment bankers, the Company provides capital-raising and advisory services, in addition to mergers and acquisitions transaction management. The Company clears the majority of its securities transactions on a fully-disclosed basis through a clearing broker, Pershing, a Bank of New York Securities Company.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The most significant of these estimates and assumptions relates to reserves on terminated forgivable loans and litigation matters. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on trade date. Customers' securities transactions are reported on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate, such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

Derivatives
Derivative financial instruments, including futures, mortgage backed to-be-announced securities (TBA's) and when-issued securities are recorded a trade date. Derivatives are carried at quoted market value, or, if market prices are not readily available, estimated fair value.

Investment Banking
Investment banking management and underwriting fees are recorded as earned, provided no contingency of payment exists. Sales concessions are recorded on trade date.

Income Taxes
The Company operates under a tax sharing arrangement and is included in BankAtlantic's consolidated federal tax return. The Company files state and local income tax returns separately

from BankAtlantic. Federal income taxes are calculated as if the Company filed on a separate tax return basis and the amount of current tax expense or benefit was either remitted to or received from BankAtlantic.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company establishes reserves for uncertain tax positions based upon an assessment of its tax filing positions for each jurisdiction. Reserves are included within accounts payable and other accrued expenses.

Depreciation
Depreciation is provided on a straight line basis for assets acquired for periods beginning on January 1, 2005, using estimated lives of three to ten years. For periods prior to 2005, the Company utilized an accelerated basis of depreciation. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill
Goodwill represents the cost of acquired businesses in excess of fair market value of the related net identifiable assets at acquisition. The carrying value of the goodwill is periodically reviewed for impairment at the level of reporting units by the Company on an undiscounted cash flow basis to assess recoverability. If the estimated future cash flows (undiscounted and without interest) are projected to be less than the carrying value, an impairment write-down representing goodwill which exceeds the present value of the estimated expected future cash flows would be recorded.

Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. Cash Segregated Under Federal and Other Regulations

Cash segregated under Federal and other regulations of approximately $97,000 represents funds segregated by the Company to satisfy the redemption of customers redeeming municipal bond coupons.

4. Notes Receivable

As part of Ryan Beck's acquisition of certain of the assets and assumption of certain of the liabilities of Gruntal & Co., LLC, in April 2002, Ryan Beck acquired all of the membership interests in The GMS Group, L.L.C. ("GMS"). Ryan Beck sold its entire membership interest in GMS to GMS Group Holdings Corp. ("Buyer") in August 2003 for $22.6 million. Ryan Beck received cash proceeds from the sale of $9.0 million and a $13.6 million secured promissory note issued by the Buyer with recourse to the management of GMS. In June 2006, Ryan Beck received a final lump sum payment of approximately $3.4 million, reducing the outstanding balance to zero.

5. Forgivable Loans

Ryan Beck has a recruitment and retention plan for certain financial consultants, key employees and others, whereby they are given a sum of money which is repayable only if they voluntarily terminate employment with the Company, are terminated for cause or fail to meet other agreed

upon criteria (the "forgivable note"). Each forgivable note will generally have a term of three, five or seven years. A pro-rata portion of the principal amount of the note is forgiven each month over the term. If a participant terminates employment with Ryan Beck prior to the end of the term of the note, the outstanding balance becomes immediately due. A reserve is established for such terminated notes, taking into consideration historical settlements reached with former employees, adjusted for any expenses incurred related to collections. As of December 31, 2006, the Company had $18.6 million of notes receivable from certain employees, net of reserves of approximately $3.1 million.

6. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value as of December 31, 2006 consisted of (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
Obligations of U.S. Government agencies	$ 56,865	$ 19,806
Mutual funds and other	23,720	-
State and municipal obligations	14,790	73
Equity securities	11,345	10,551
Corporate debt	3,877	935
Certificates of Deposit	1,785	42
	$ 112,382	$ 31,407

7. Property and Equipment

Property and equipment, stated at cost, as of December 31, 2006 consisted of (in thousands):

Office furniture and equipment	$ 15,199
Leasehold improvements	6,490
	21,689
Less accumulated depreciation and amortization	(13,516)
	$ 8,173

8. Income Taxes

The Company has recorded federal taxes receivable of approximately $3.4 million which is included within income taxes receivable and is due under a tax sharing arrangement.

The Company's cumulative net deferred tax asset consists of the following at December 31, 2006 (in thousands):

Deferred compensation	$ 12,787
Deferred rent	938
Medical claims reserve	752
State tax NOL	695
Legal reserves	479
Depreciation	468
Stock based compensation	305
Forgivable loans	206
Investments	(188)
Amortization of goodwill	141
Other	125
Total net deferred tax asset	$ 16,708

The Company has established a deferred tax asset of approximately $695,000 related to state net operating loss carryforwards of approximately $12.7 million. These carryforwards expire in each of the respective states where they had arisen, commencing with December 31, 2011 and ending on December 31, 2026, based on the carryforward periods available to the Company in the states in which it files for such carryforward periods.

There are no valuation allowances recorded against Federal and state deferred tax assets at December 31, 2006. Management believes it is more likely than not that all of the Federal and state deferred tax assets will be realized.

9. Due from Clearing Brokers

In the ordinary course of business, the Company borrows under an agreement with its clearing broker by pledging securities owned as collateral primarily to finance its trading inventories. As of December 31, 2006, the balance due from the clearing brokers was $15.6 million. The clearing broker may rehypothecate all of the securities owned.

10. Employees Benefit Plans

Retirement Plans

The Company maintains a retirement plan for eligible employees, the 401(k) Savings Plan.

Employees may contribute to the 401(k) Savings Plan up to 25% of their eligible earnings, subject to certain limitations. In 2006, the Company matched 50% on the first 6% of contribution for salaried employees, as defined.

Ryan Beck & Co., Inc., Common Stock Option Plan

The Company has a stock based compensation plan under which non-qualifying stock options to acquire up to 2,437,500 shares of Ryan Beck Holdings, Inc. Common Stock can be awarded to officers and directors.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. Under this transition method, share-based compensation expense for the year ended December 31,2006 includes compensation expense for all share-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Share-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R, using a Black-Scholes model. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

The following is a summary of the Company's common stock option activity:

Outstanding at December 31, 2005	2,069,000
Exercised	-
Forfeited	(82,000)
Issued	377,500
Outstanding	2,364,500
Available for Grant December 31, 2006	73,000

Options forfeited during the year ended December 31, 2006 and had a weighted average exercise price of $4.28.

The table below presents the weighted average assumptions used to value Ryan Beck options granted during the year ended December 31, 2006.

		Weighted Average					
Year of Grant	**Number of Options Granted**	**Grant Date Fair Value**	**Exercise Price**	**Risk Free Interest Rate**	**Expected Volatility**	**Expected Dividend Yield**	**Expected Term (Years)**
2006	377,500	$ 3.86	$ 8.74	4.55%	38.25%	0.82%	7

The stock price was obtained from a third party valuation. All options granted during 2006 to acquire shares of Ryan Beck vest in four years and expire ten years from the date of grant. The annual forfeiture percentage was 11.47%

The following table summarizes information about Ryan Beck's stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31 06	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/06	Weighted-Average Exercise Price
$1.60 to $1.68	1,297,500	5.2 years	$ 1.62	1,297,500	$ 1.61
$5.26 to $5.46	689,500	7.2 years	5.27	-	-
$8.74	377,500	9.1 years	8.74	-	-
	2,364,500	6.4 years	$ 3.82	1,297,500	$ 1.61

Ryan Beck & Co., Inc., Deferred Compensation Plans

The Company maintains a voluntary deferred compensation plan, the Ryan Beck & Co., Inc. Voluntary Deferred Compensation Plan, for certain employees whereby the employee can elect to defer a portion of his or her compensation for a minimum of three years or until retirement. These assets are fully vested. The Company also maintains the Ryan Beck & Co., Inc. Deferred Incentive Compensation Plan for certain employees whereby a portion of their compensation is deferred for a period of three to ten years. Compensation is not vested until the end of the term and the associated expense is recognized on a straight-line basis over the vesting period. Under the terms of these plans, the obligations are not required to be funded. The value of the deferred compensation obligation is adjusted to reflect the performance of selected measurement options chosen by each participant. The deferred compensation under these plans totaled $48.7 million of which $17.4 million represents the fully vested obligation of such plans and has been recorded in accrued employee compensation at December 31, 2006.

The Company maintains an incentive deferred compensation plan for a key executive called the Supplemental Bonus Plan. Deferred bonuses are awarded under this plan, which vest over a three year period. Payments under the plan occur in three equal annual installments upon vesting. The balance due as of December 31, 2006 is $1.3 million, which is included within accrued employee compensation and benefits.

The Company also maintains the Supplemental Executive Retirement Plan on behalf of one key executive. Retirement benefits of $2.3 million under the plan are payable in equal monthly installments over 120 months commencing at retirement. If the participant retires early or has an involuntary termination without cause, or for good reason or there is a change in control, the participant shall be entitled to receive 10% of his retirement benefit at the time such event occurs for each year of participation in the Plan not to exceed 10 years. The balance due as of December 31, 2006 is $0.3 million, which is included within accrued employee compensation and benefits.

11. Regulatory Requirements

The Company, as a registered broker dealer and futures commission merchant, is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-1(a)4, which provides for the computation of net capital to be based on the number of and price of issues in which markets are made by the Company, not to exceed $1.0 million. The Company's regulatory net capital was $23.0 million, which was $22.0 million in excess of its required net capital of $1.0 million.

The Company operates the majority of its business under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the clearing broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers and for this activity, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements.

12. Commitments and Contingencies

Litigation

The Company is involved in a number of complaints, legal actions, arbitrations, investigations and proceedings concerning matters arising in connection with our business. Some of these actions have been brought on behalf of various classes of plaintiffs and seek substantial or indeterminate damages.

The Company is also involved, from time to time, in investigations and proceedings by governmental agencies and self-regulatory organizations, which can result in fines or other disciplinary action being imposed.

The Company is named as defendants in various judicial, regulatory and arbitration proceedings in the ordinary course of business. The nature of such proceedings do not involve large claims subjecting the Company to exposure, such as claims relating to investment banking underwritings, but rather are routine retail customer complaints regarding losses in individual accounts. These claims are ordinarily subject to NASD arbitration proceedings. Additionally, legal proceedings may be brought from time to time in the future. Although there can be no assurance as to the ultimate outcome of a particular matter, the Company has generally denied, or believe that the Company has meritorious defenses and will deny, liability in all significant actions pending against them and the Company intends to vigorously defend such actions. In view of the inherent difficulty of predicting the outcome of legal proceedings, particularly where the plaintiffs seek substantial or indeterminate damages or where novel legal theories or a large number of parties are involved, the Company cannot state with confidence what the eventual outcome of currently pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual result in each pending matter will be. Subject to the foregoing caveat, the Company believes, based upon our current knowledge, after appropriate consultation with legal counsel and taking into account our legal reserves, that pending judicial, regulatory and arbitration proceedings will be resolved with no material adverse effect on our financial condition.

Leases

The Company leases office space in various locations under noncancelable operating leases. At December 31, 2006, the future minimum rental commitments were as follows (in thousands):

Years ending December 31	
2007	$ 11,147
2008	10,159
2009	8,962
2010	5,836
2011	4,913
Thereafter	16,670
	$ 57,687

Certain leases contain renewal options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

13. Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk except in the event of default of the exchange. The credit risk for TBAs, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded liabilities of $12,440 with regard to the right. The Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The

Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker.

14. Related-Party Transactions

On December 15, 2006, Ryan Beck Kronos Fund, LP ("Partnership"), a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act, was closed by the General Partner, Ryan Beck Investment Management, LLC. As of December 31, 2006, the Partnership held approximately $57,000 of the Company's investment, included within other assets. The Partnership is consolidated into Ryan Beck Investment Management, LLC (the "General Partner"), a wholly owned subsidiary of RB Holdings, who has control over the Partnership.

The Company has a receivable from RB Holdings of $100,000 and a payable to Ryan Beck Management Co., Inc. of approximately $124,000 which is intended to be settled on or before June 30, 2007. Such amounts are included within other assets and accounts payable and other accrued expenses, respectively.

15. Reconciliation of Assets and Liabilities

The consolidated statement of financial condition at December 31, 2006, reflects assets of approximately $82,000 and liabilities of approximately $1,091,000 of the Subsidiaries, Ryan Beck Life Agency and Ryan Beck Executive Tax Advisors which are not included within the unaudited statement of financial condition contained in Part II of unaudited Form X-17A-5 which is prepared on an unconsolidated basis.

16. Subsequent Events

On February 28, 2007, BankAtlantic and the Company's option holders (collective, the "Shareholders") are scheduled to exchange their entire interest in RB Holdings common stock and options to acquire RB Holdings common stock for approximately 2,500,000 shares of Stifel common stock and five-year warrants to purchase an aggregate of 500,000 shares of Stifel common stock at an exercise price of $36.00 per share (the "Warrants"). This will result in RB Holdings and the Company to be merged into Stifel Financial Corp.

This proposed merger will result in the triggering of change of control provisions with various deferred compensation and stock option arrangements of the Company resulting in the acceleration and recognition of liabilities, upon closing of the merger. In addition, the proposed merger may also impact the ultimate realizability of certain deferred tax assets of which there is currently no valuation allowance established.

END